UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 33-31502

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LA-Z-BOY INCORPORATED
1284 North Telegraph Road
Monroe, Michigan 48162
Telephone (734) 242-1444

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

By La-Z-Boy Incorporated Plan Administrator

Date: June 22, 2006	/s/ Mark A. Stegeman

Mark A. Stegeman
Treasurer

La-Z-Boy Incorporated
Retirement Savings Plan
Index to Financial Statements and Supplemental Information	Page
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statement of Net Assets Available for Benefits at December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	4

Notes to Financial Statements	5-11

Supplemental Information

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	12

Exhibits

Exhibit 23: Consent of Independent Registered Public Accounting Firm	13

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the La-Z-Boy Incorporated Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Incorporated Retirement Savings Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP
Toledo, Ohio
June 22, 2006

La-Z-Boy Incorporated
Retirement Savings Plan
Statement of Net Assets Available for Benefits

	December 31,

	2005	2004

Assets
Investments, at fair value	$163,332,932	$168,208,599
Employer Contributions Receivable	205,830	--
Employee Contributions Receivable	214,407	--

Net assets available for benefits	$163,753,169	$168,208,599

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions
Additions to net assets attributed to:
Investment income:
Interest	$1,200,109
Dividends	1,189,683
Net appreciation in fair value of investments	1,413,613

3,803,405
Contributions:
Employee deferrals	12,741,151
Employer match	4,549,366
Rollovers	484,332

17,774,849

Total additions	21,578,254

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	25,964,992
Administrative expenses	68,692

Total deductions	26,033,684

Net decrease	(4,455,430)

Net assets available for benefits:
Beginning of year	168,208,599

End of year	$163,753,169

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated
Retirement Savings Plan
Notes to Financial Statements

1.	Description of the Plan

The following description of the La-Z-Boy Incorporated Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible participants. The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company. The Investment Performance Review Committee oversees the investment options selected for the Plan.  Effective January 1, 2005, Mercer Trust Company (Mercer) succeeded Putnam Fiduciary Trust Company as the trustee of the Plan.  Mercer HR Outsourcing serves as recordkeeper for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Employees who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants effective as of the next day they meet these requirements, with the exception of the Company’s ineligible subsidiaries.

Vesting

Participants are always fully vested in their own deferral accounts. Participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years.  Notwithstanding the foregoing schedule, a participant becomes 100% vested in the employer matching contributions upon attaining “normal retirement age” as defined by the Plan.  Effective July 1, 2004, the Plan was amended to increase the normal retirement age from 55 to 65 years of age.

Contributions
Contributions to the Plan consist of the following:

a.

participants are permitted to make elective participant compensation deferral contributions in an amount up to ninety-nine percent of eligible compensation, not to exceed $13,000 in 2004 and $14,000 in 2005.

1.	Description of the Plan (continued)

Contributions (continued)

b.

the Plan provides for employer matching contributions, with the exception of employees of the Sam Moore division, who are not eligible for an employer matching contribution. Supplemental employer matching contributions based upon a number of factors including age, years of service, employee classification (factory hourly, factory supervisor, executive, salaried, office hourly) and division of the Company are provided for in the Plan. Most employer contributions are made to the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and money market investments, and remain in that fund until retirement or withdrawal from the Plan, or until a participant attains the age of fifty and elects to diversify their fund, as allowed by the Plan.

	c.	any forfeiture restoration amount; and

d.

amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or “rollovers” from selected eligible individual retirement arrangements.

However, total individual participant contributions shall not exceed the lesser of:

	e.	ninety-nine percent of the eligible compensation of the participant during the plan year; or

	f.	the aggregate individual participant limitations set forth under Section 415 of the Internal Revenue Code (IRC).

The forfeited, nonvested portion of a terminated participant’s account may be used to reduce the Company’s matching contribution. During 2005 and 2004, $87,504 and $175,645, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested. During 2005 and 2004, forfeited nonvested balances in the amounts of $255,638 and $0 respectively, were used to offset the Company’s matching contributions and $184,778 remains available to be offset against future matching contributions.

Voting Rights and Dividends

Each participant that has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised. If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

1.	Description of the Plan (continued)

Voting Rights and Dividends (continued)

Each participant that has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock. Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid. If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund.

Plan Benefits

Participants having four years of service under the Plan or attaining “normal retirement age” as defined by the Plan are entitled to the full value of their accounts. The value of a participant’s account will be paid as soon as administratively feasible after the date on which he or she terminates or retires.

If a participant’s total vested account balance is $1,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. Participants are entitled to receive benefit payments in one or more of the following methods:

(1) Lump sum payment

(2)

Payments over a certain period in monthly installments which shall not extend beyond the earlier of the participant’s life expectancy or the limited distribution period, which shall not exceed 10 years.

(3) A participant who is an employee of La-Z-Boy Greensboro, Inc., formerly LADD Furniture, Inc., may also elect to receive benefits in the form of an annuity or partial distribution.

Death Benefits
 Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant’s account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

Disability Benefits

Participants who become totally and permanently disabled are eligible for disability retirement benefits. The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need

Upon application by the participant, the Board may direct distribution of such participant’s funds to alleviate extreme hardship. In no event shall the amount exceed 100% of the Participant’s Elective Account. The distribution shall be subject to personal income and excise taxes.

A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser of $50,000 or fifty percent of the participant’s vested account balance in the Plan. Terms of the loans are limited to five years, unless used for the purchase of a principal residence. Interest rates on loans granted bear interest at commercially reasonable rates.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Expenses of the Plan

Trustee fees are paid by the Plan. Investment management fees are paid by Plan participants based on participation in the various funds. All other Plan expenses, including administrative and professional fees, are paid by the Company.

Investments

Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year. Securities not so traded are valued at the latest available and appropriate bid price on that date. Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year. Participant loans receivable are valued at cost which approximates fair value.

Net Appreciation and Depreciation of Investments

Realized gains and losses are calculated by subtracting the proceeds from the sale of investments during the plan year from the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year. Unrealized appreciation and depreciation of investments is calculated by taking the fair value of the investments at the end of the plan year less the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.

Allocation of Assets

Participant compensation deferral contributions are allocated to individual participant accounts each pay period. Company matching contributions are allocated to individual participant accounts each pay period, except for certain divisions which match on a less frequent schedule. Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.

3.	Investment Options
The Plan provides participants with several mutual fund investment options as well as the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock.

Participant fund allocations are made in increments of one percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis. The Company’s matching contribution is made in the Company’s common stock.

4.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2005 and 2004:

	December 31,

	2005		2004

La-Z-Boy Incorporated common stock	$36,527,816	*	$42,483,367	*
Putnam Money Market Fund	17,954,928		19,068,815
One Group Bond Fund/JP Morgan Core Bond Fund	18,676,739		19,702,123
The George Putnam Fund of Boston	16,353,327		17,847,381
Participant Loans	12,199,873		13,234,428
Putnam S&P 500 Index Fund	12,445,016		13,049,642
Van Kampen Growth Fund	13,687,686		12,332,468
Putnam Voyager Fund	--		8,953,938

        * Includes both participant-directed and nonparticipant-directed investments

During 2005, the Plan’s investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated by $1,413,613 as follows:

Mutual funds	$6,607,429
La-Z-Boy Incorporated common stock	(5,193,816)

$1,413,613

5.	Nonparticipant-Directed Investments

IInformation about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which contains both participant-directed and nonparticipant-directed investments, is as follows:

	December 31,

	2005	2004

Net assets:
Company Stock Fund	$36,527,816	$42,483,367

Year Ended December 31, 2005

Changes in net assets:
Contributions	$5,796,856
Interest	1,114
Dividends	1,189,683
Transfer to other participant-directed investments	(2,388,265)
Benefits paid to participants	(5,351,932)
Administrative expenses	(9,191)
Net depreciation in fair value	(5,193,816)

$(5,955,551)

6.	Party-in-interest

Investments in the Company Stock Fund consist of 2,693,792 and 2,746,045 shares of La-Z-Boy Incorporated common stock at December 31, 2005 and 2004 respectively. Shares for this fund are purchased on the open market by Mercer or are issued by the Company at fair market value. At December 31, 2005 the Plan held certain investments in mutual funds managed by Mercer. Purchases and sales of these mutual funds are open market transactions at fair value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRC and ERISA.

7.	Tax Status of the Plan

The Plan obtained its latest determination letter on June 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.

9.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

La-Z-Boy Incorporated common stock, included in the Company Stock Fund, accounts for approximately 22% and 25% of the net assets available for benefits of the Plan at December 31, 2005 and 2004, respectively. Fluctuations in the price of La-Z-Boy Incorporated common stock would materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

10.

Plan Amendments

Effective July 1, 2004,
  the Plan was amended to increase the normal retirement age, by which participants become fully vested in employer matching contributions regardless of the number of years of service, from 55 to 65 years of age.

On March 28, 2005, the Plan was amended so that
the involuntary distribution of vested account balances of $5,000 or less was reduced to $1,000 or less.

La-Z-Boy Incorporated Retirement Savings Plan Plan Number 015 EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issuer or Borrower

Description of Investment

Cost**

Current Value

* La-Z-Boy Incorporated

Common stock

$

43,503,229

$

36,527,816

* JPMorgan Core Bond Fund

Bond fund

18,676,739

* Putnam Money Market Fund

Money market fund

17,954,928

* George Putnam Fund of Boston

Balanced fund

16,353,327

* Van Kampen Growth Fund

Mid/small cap growth fund

13,687,686

* Putnam S&P 500 Index Fund

S&P 500 index fund

12,445,016

* Participant Loans

Interest rates ranging from 4.53% through
10.50%
Maturity dates ranging from 2006
through 2015

12,199,873

* Fidelity Investments Freedom Funds

Lifestyle funds

8,008,862

* T. Rowe Price Blue Chip Growth Fund

Large cap growth fund

7,756,138

* Harbor Capital International Fund

International equity fund

7,513,238

* Putnam Equity Income Fund

Large cap value fund

4,755,096

* Lord Abbott Mid Cap Value Fund

Mid/small cap value fund

4,123,582

* Victory/Diversified Stock Fund

Large cap core fund

3,318,089

* Putnam Fiduciary Trust Company

Pending account

12,542

$

163,332,932

* Mercer Trust Company,
La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

**Cost
information for participant-directed investments has been omitted, as permitted by Section
2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and
Disclosure under ERISA.

Exhibit (23)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by
reference in the Registration Statement on Form S-8 (Nos. 333-03097) of La-Z-Boy
Incorporated of our report dated June 22, 2006 relating to the financial statements of the La-Z-Boy Incorporated Retirement Savings Plan, which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP

Toledo, Ohio

June 22, 2006